EXHIBIT 99.2

First Mining Gold Corp.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Presented in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of net loss and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss and used cash in operating activities, and has stated that these events or conditions give rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2025

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada  V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2024 AND 2023 (Presented in thousands of Canadian dollars unless otherwise noted)

	December 31, 2024	December 31, 2023

Assets
Current
Cash and cash equivalents	$11,351	$12,211
Marketable securities (Note 4)	2,388	263
Prepaid expenses and other receivables (Note 5)	1,320	875
Total current assets	15,059	13,349

Non-current
Mineral properties (Note 6)	256,059	244,234
Investment in PC Gold Inc. (Note 7)	21,527	21,527
Investment in NexGold Mining Corp. (Note 8)	-	3,269
Investment in Big Ridge Gold Corp. (Note 9)	-	1,406
Property and equipment (Note 10)	1,923	2,101
Other assets	284	181
Total non-current assets	279,793	272,718
TOTAL ASSETS	$294,852	$286,067

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	$7,162	$4,828
Current portion of lease liability	46	158
Flow-through share premium liability (Note 13)	977	1,225
Provision for environmental remediation (Note 6(b))	1,756	-
Option – PC Gold (Note 7)	3,974	4,576
Current portion of other liabilities (Note 6(a) & 10)	400	400
Total current liabilities	14,315	11,187

Non-current
Lease liability	175	14
Provision for environmental remediation (Note 6(b))	1,279	1,500
Provision for Pickle Crow reclamation funding (Note 7)	151	151
Silver Stream derivative liability (Note 11)	34,414	34,295
Other liabilities (Note 6(a) & 10)	76	526
Total non-current liabilities	36,095	36,486
TOTAL LIABILITIES	$50,410	$47,673

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	373,630	354,913
Warrant and share-based payment reserve (Note 14)	57,113	53,623
Accumulated other comprehensive loss	(5,406)	(4,561)
Accumulated deficit	(180,895)	(165,581)
Total shareholders’ equity	244,442	238,394
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$294,852	$286,067
Nature of Operations and Going Concern (Note 1) Subsequent Events (Note 22)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated  financial statements.

1

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (Presented in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2024	2023

OPERATING EXPENSES (Note 15)
General and administration	$4,673	$5,280
Exploration and evaluation	794	787
Investor relations and marketing communications	1,540	1,279
Corporate development and due diligence	783	708
Impairment of non-current assets (Note 6(c))	11,955	1,545
Loss from operational activities	(19,745)	(9,599)

OTHER ITEMS
Gain on disposal of asset	-	(7,280)
Interest and other income	(1,178)	(941)
Investments fair value loss	13	-
Foreign exchange (gain)/loss	(263)	127
Other expenses	132	108
Provision for reclamation estimate recovery	-	(1,021)
Fair value loss on Silver Stream liability (Note 11)	119	7,124
Fair value gain on PC Gold Option (Note 7)	(602)	(640)
Loss before income taxes	$(17,966)	$(7,076)
Deferred income tax recovery	2,047	1,575
Equity gain/(loss) of equity accounted investments (Note 7,8,9)	605	(1,536)
Net loss for the period	$(15,314)	$(7,036)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net loss:
Investments fair value loss	(845)	(78)
Items that are or may be reclassified to net loss:
Currency translation adjustment of foreign subsidiaries	-	(146)
Other comprehensive loss	(845)	(224)

Net loss and other comprehensive loss for the period	$(16,159)	$(7,260)
Loss per share
Basic and Diluted	$(0.02)	$(0.01)
Weighted average number of shares outstanding
Basic	971,527,681	826,998,665
Diluted	975,774,511	826,998,665

The accompanying notes are an integral part of these consolidated  financial statements.

2

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (Presented in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2024	2023

Cash flows from operating activities
Net loss for the period	$(15,314)	$(7,036)
Adjustments for:
Share-based payments (Note 14 (d))	1,619	1,592
Depreciation	486	479
(Gain)/loss on sale of asset	13	(570)
Impairment of non-current asset (Note 6 (c))	11,955	1,545
Gain on investment reclassification	(145)	-
Gain on sale of royalty	-	(6,710)
Fair value loss on Silver Stream derivative liability (Note 11)	119	7,124
Accrued interest receivable	(24)	(53)
Other expenses	719	141
Unrealized foreign exchange (gain)/loss	(222)	81
Deferred income tax recovery	(2,047)	(1,576)
Provision for reclamation recovery estimate	-	(1,021)
Equity and dilution loss on equity accounted investments (gain)/loss	(605)	1,536
Fair value gain on PC Gold Option	(602)	(640)
Operating cash flows before movements in working capital	(4,048)	(5,108)
Net change in non-cash working capital items:
(Increase)/decrease in accounts and other receivables	(280)	52
Decrease in prepaid expenditures	63	81
Increase/(decrease) in accounts payables and accrued liabilities	313	(97)
Total cash used in operating activities	$(3,952)	$(5,072)
Cash flows from investing activities
Mineral property expenditures (Note 6)	(20,777)	(18,193)
Proceeds from sale of marketable securities and investments (Note 4, 8, 9)	3,228	2,322
Proceeds from sale of mineral property	-	265
Property and equipment purchases	(218)	(349)
Proceeds from sale of royalties	-	4,680
Cash expended in acquisitions of mineral properties	(100)	-
Reclamation bond	-	(40)
Total cash used by investing activities	$(17,867)	$(11,315)
Cash flows from financing activities
Gross proceeds from private placements (Note 14 (b))	6,950	15,833
Private placements share issuance cost	(411)	(550)
Gross proceeds from bought deal financing (Note 14 (b))	8,050	-
Bought deal financing share issuance cost	(887)	-
Proceeds from non-brokered private placement (Note 14 (b))	7,353	-
Non-brokered private placement share issuance cost	(149)	-
Repayment of lease liability	(142)	(143)
Finance costs paid for lease liability	(27)	(25)
Total cash provided in financing activities	$20,737	$15,115
Foreign exchange effect on cash	222	(75)
Change in cash and cash equivalents	(860)	(1,347)
Cash and cash equivalents, beginning	12,211	13,558
Cash and cash equivalents, ending	$11,351	$12,211
Cash	8,904	9,999
Term deposits	2,447	2,212
Cash and cash equivalents, ending	$11,351	$12,211

The accompanying notes are an integral part of these consolidated  financial statements.

3

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR YEARS ENDED DECEMBER 31, 2024 AND 2023 (Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2022	802,226,149	$340,963	$25,063	$24,526	$(4,337)	$(158,545)	$227,670
Proceeds from private placements	105,179,519	14,443	1,390	-	-	-	15,833
Flow through share premium liability	-	(1,759)	-	-	-	-	(1,759)
Share issuance cost	-	(550)	-	-	-	-	(550)
Shares issued on acquisition of mineral properties and property, plant and equipment	8,245,377	1,566	-	80	-	-	1,646
Settlement of restricted share units	763,330	250	-	(250)	-	-	-
Share-based payments	-	-	-	2,814	-	-	2,814
Loss for the period	-	-	-	-	-	(7,036)	(7,036)
Other comprehensive income/(loss)	-	-	-	-	(224)	-	(224)
Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement (Note 14(b))	41,212,121	6,950	-	-	-	-	6,950
Share issued for finders’ fee (Note 14(b))	2,740,376	345	-	-	-	-	345
Private placement share issuance cost (Note 14(b))	-	(411)	-	-	-	-	(411)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Proceeds from bought deal financing (Note 14(b))	59,629,800	7,114	936	-	-	-	8,050
Bought deal financing share issuance cost	-	(784)	(103)	-	-	-	(887)
Proceeds from non-brokered private placement	54,463,706	6,523	830	-	-	-	7,353
Non-brokered private placement share issuance cost	-	(132)	(17)	-	-	-	(149)
Shares issued on acquisition of mineral properties and property, plant and equipment (Note 6 & 10)	4,309,201	636	-	(198)	-	-	438
Settlement of restricted share units	1,094,168	274	-	(274)	-	-	-
Share-based payments	-	-	-	2,316	-	-	2,316
Loss for the period	-	-	-	-	-	(15,314)	(15,314)
Other comprehensive loss	-	-	-	-	(845)	-	(845)
Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442

The accompanying notes are an integral part of these consolidated  financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

1. NATURE OF OPERATIONS AND GOING CONCERN

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX”) under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by FireFly Metals Ltd. (“FireFly Metals”), and a 20% direct project interest in the Hope Brook Project.

Going Concern

The Company’s annual consolidated financial statements ("financial statements") have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from December 31, 2024 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties. Future operations of the Company are dependent upon its ability to raise additional equity financing and maintain sufficient working capital and upon future production or proceeds from the dispositions of its mineral property interests.

As of December 31, 2024, the Company had cash and cash equivalents of $11,351,000 (December 31, 2023 - $12,211,000), working capital of $744,000 (December 31, 2023 - $2,162,000) which is calculated as current assets less current liabilities, and accumulated a deficit of $180,895,000 (December 31, 2023 - $165,581,000).During the year ended December 31, 2024, the Company raised combined total proceeds of $20,906,000 through non-brokered private placement financings and a bought deal public offering (see Note 14) to support its working capital position. The Company had a working capital balance of $4,718,000, excluding the 10% Option on PC Gold with Firefly from current liabilities, as it does not require a cash outlay. An unspent flow-through expenditure of $4,197,000 (December 31, 2023 – $3,482,000) is required to be spent by December 31, 2025.

For the year ended December 31, 2024, the Company incurred a net loss of $15,314,000 (December 31, 2023 – $7,036,000) and used cash of $3,952,000 (December 31, 2023 - $5,072,000) in operating activities. The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties, and the exercise of stock options. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary. There can be no assurance that the Company will be able to continue to secure additional financings in the future, and if they are secured, that they would be on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

These financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

2. BASIS OF PRESENTATION

These financial statements  have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These  financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated annual financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on March 28, 2025.

3. MATERIAL AND OTHER ACCOUNTING POLICIES

These  financial statements have been prepared using the following accounting policies:

a) Financial Instruments

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

6

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in Profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

c) Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting a mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to mineral properties and mine development costs.

d) Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Any impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment, and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

•	The right to explore the area has expired or will expire in the near future with no expectation of renewal;

•	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;

•	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and

•	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

e) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

f) Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the period in which they occur.

g) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from financings involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis.

i) Loss per Share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

j) Share-based Payments

Stock options

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

Performance share units

The fair value of performance share units (“PSUs”) is measured using a Monte Carlo simulation model, based upon several assumptions, including share price volatility, the Company’s share performance and the Company’s share performance in relation to its peers (See Note 14(g)). The cost is recorded over the vesting period within equity until settled.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Deferred share units and restricted share units

Deferred share units (“DSUs”) and restricted share units (“RSUs”) are measured based on the fair value at the grant date. The cost is recorded over the vesting period within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

All equity-settled share-based payments are reflected in the share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

k) Leases

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For new leases, a right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment.

l) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

m) Investments in associates

An associate is an entity over which the Company has significant influence, and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

n) Accounting Policy Judgements and Estimation Uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The following discusses accounting policy judgments and the sources of estimation uncertainty:

(i) Accounting Policy Judgements

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

(ii) Accounting Policy Judgement and Estimate Uncertainty

Impairment assessments for Investments in Associates

With respect to its investments in associates, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at each associate’s exploration properties, the ability of each associate to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying shares of the associate companies. The publicly quoted share price of an associate, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

(iii) Estimation Uncertainty

Fair Value of Silver Stream Derivative Liability

The determination of the fair value of the Silver Stream is an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other ( see Note 20). The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 11. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in profit or loss in future periods.

Fair Value of the Option – PC Gold

The Company has made assumptions when estimating the fair value of the PC Gold option liability which arises under the terms of the Earn-In Agreement described in Note 7. As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 7. Changes in these assumptions can significantly affect the fair value estimate.

o) IFRS Accounting Standards Issued but Not Yet Applied

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 – Non-current Liabilities with Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.

•

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period and are expected to have a material impact on the Company’s consolidated financial statements.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

4. MARKETABLE SECURITIES

The Company’s marketable securities are classified as  FVTOCI  and are carried at fair value. The movements in marketable securities during the year ended December 31, 2024 and 2023 are summarized as follows:

Total Marketable Securities (FVTOCI)
Balance as at December 31, 2022	$184
Additions	2,479
Disposals	(2,322)
Loss recorded in other comprehensive income/(loss)	(78)
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(432)
Loss recorded in other comprehensive income/(loss)	(845)
Balance as at December 31, 2024	$2,388

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As the Company’s holding of NexGold Mining Corp. (“NexGold”, formerly Treasury Metals Inc.) shares decreased in Q2 2024, the Company no longer exerted significant influence over NexGold, resulting in the discontinuation of the equity method to account for the investment. In accordance with the Investor Rights Agreement between the Company and NexGold, dated August 7, 2020, once the Company’s shareholding fell below 10.0%, it no longer had the right to appoint two members to the Technical Committee overseeing the project development of the consolidated assets.The Company consequently reclassified the investment as marketable securities as of May 6, 2024 (see Note 8).

As of December 31, 2024, the Company held common shares of NexGold Mining Corp., Grid Metals Corp. and Patriot Lithium Limited.

5.  PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31, 2024	December 31, 2023
GST and HST receivables	$694	$344
Other receivables	111	156
Prepaid expenses	515	375
	$1,320	$875

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6.  MINERAL PROPERTIES

As at December 31, 2024 and 2023, the Company had the following mineral properties:

	Springpole	Birch-Uchi (Note 6(a))	Duparquet (Note 6(b))	Cameron	Hope Brook (Note 6(c))	Others	Total
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234
Acquisition	-	450	-	-	-	-	450
Concessions, taxes and royalties	375	-	42	23	-	-	440
Salaries and share-based payments	1,899	775	1,384	124	-	-	4,182
Drilling, exploration, and technical consulting	1,140	790	1,817	19	-	-	3,766
Environmental, assaying, and field supplies	10,581	339	1,771	46	1	-	12,738
Travel and other expenses	1,285	109	176	6	-	-	1,576
Total Expenditures	$15,280	$2,463	$5,190	$218	$1	$-	$23,152
Tax recovery and option payments received	-	-	(107)	-	(800)	-	(907)
Impairment	-	-	-	-	(11,955)	-	(11,955)
Environmental remediation	-	-	1,535	-	-	-	1,535
Balance December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$-	$256,059

	Springpole	Birch-Uchi (Note 6(a))	Duparquet (Note 6(b))	Cameron	Hope Brook (Note 6(c))	Others	Total
Balance December 31, 2022	$125,829	$3,871	$42,886	$32,581	$15,852	$128	$221,147
Acquisition	1,192	450	513	-	-	-	2,155
Concessions, taxes and royalties	405	-	28	23	-	-	456
Salaries and share-based payments	2,509	862	1,293	111	-	-	4,775
Drilling, exploration, and technical consulting	1,654	1,080	1,146	22	-	-	3,902
Environmental, Assaying, and field supplies	6,464	1,143	2,570	85	-	-	10,262
Travel and other expenses	904	577	158	26	-	-	1,665
Total Expenditures	$13,128	$4,112	$5,708	$267	$-	$-	$23,215
Option payments received	-	-	-	-	-	(128)	(128)
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. MINERAL PROPERTIES (continued)

On February 21, 2023, the Company sold its non-core royalty portfolio to Elemental Altus Royalties Corp. (“Elemental Altus”) for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus. The royalty portfolio sale was comprised of 19 royalties across four countries and included a 2.0% NSR royalty on the Pickle Crow Gold Project and a 1.5% NSR royalty on the Hope Brook Gold Project. At the time of the sale, the carrying value of the royalty portfolio was nil, resulting in a realized gain equivalent to the consideration received.

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Birch-Uchi Properties

(i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. During the year ended December 31, 2024, the Company issued 641,026 common shares valued at $75,000 under the terms of the earn-in agreement. As of December 31, 2024, the Company has made total payments of $335,000 comprised of $60,000 in cash and issued common shares worth $275,000 at the time of issuance and has exercised the option to own a 100% interest in Exiro’s Swain Post Property.

(ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining common shares to Whitefish.

On April 5, 2024, the Company and Whitefish agreed to amend the earn-in agreement to amend the future cash and share payment requirements by issuing $155,000 worth (based on market price at the time of issuance) of First Mining common shares to Whitefish on or before the third anniversary of the Closing Date of the original agreement. In Q2 2024, the Company issued 978,130 common shares valued at $155,000, under the terms of the amended earn-in agreement. As a result, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

(iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. MINERAL PROPERTIES (continued)

On September 15, 2023, the Company and ALX agreed to amend the option agreement for the first stage of the earn-in to issue common shares instead of cash payment for future anniversary payments as follows:

•	On or before the second anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $175,000 (issued);
•	On or before the third anniversary of the Closing Date, the Company is to issue to ALX commons shares of the Company’s shares equal to $175,000 (issued);
•	On or before the fourth anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $100,000;
•	On or before the fifth anniversary of the Closing Date, the Company to incur and fund expenditures on the property of not less than $500,000.

Pursuant to the amended agreement, on September 12, 2024 the Company issued 1,290,045 common shares worth $175,000. As of December 31, 2024, the Company has made payments of $3,500,000 in cash and issued common shares worth $550,000.

(iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of two years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

On October 12, 2023, the Company and Pelangio agreed to amend the earn-in agreement to amend the future cash and share payment requirements to have an additional period of 3 years to complete the first stage of the earn-in. Pursuant to the amended agreement, the Company paid $10,000 in cash and issued 250,000 common shares during the three months ended December 31, 2023. On October 11, 2024, the Company made a cash payment of $10,000 and issued 250,000 common shares to Pelangio on the first anniversary of the Closing Date of the amended earn-in agreement for Birch Lake properties. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties. As of December 31, 2024, the Company has made payments of $120,000 in cash and issued common shares worth $187,500.

On January 13, 2023, a subsidiary of the Company acquired the net assets of a private Company associated with Birch Lake and Casummit Lake properties for a total consideration of $600,000 cash and 3,500,000  of First Mining common shares. $100,000 was paid prior to December 31, 2022, $100,000 cash was paid on closing, with the remaining cash to be paid as follows:

■	$100,000 cash payable on the first anniversary of the Closing Date (paid).
■	$100,000 cash payable on the second anniversary of the Closing Date.
■	$200,000 cash payable on the third anniversary of the Closing Date.

2,000,000 common shares were issued on closing and the remaining shares will be issued as follows:

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. MINERAL PROPERTIES (continued)

■	500,000 issued in January 2024, the first anniversary of the Closing Date.
■	1,000,000 common shares will be issued on the earlier of the third anniversary of closing and the date of a positive decision regarding the environmental assessment of the Springpole properties.

(v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term. On November 5, 2023, the Company entered into an amended agreement to amend the original terms of cash and share payments of $250,000 to $236,000 and the Company is to incur $300,000 worth of expenditures instead of $350,000. The remaining share payments will be issued as follows:

•	No option payment is to be made following the second and third anniversary dates of the closing date of the agreement;
•	On the fourth anniversary of the Closing Date, the Company is to issue common shares worth $25,000;
•	On the fifth anniversary of the Closing Date, the Company is to issue common shares worth 25,000;
•	On the sixth anniversary of the Closing Date, the Company is to issue common shares worth $50,000;
•	On the seventh anniversary of the Closing Date, the Company is to issue common shares worth $100,000.

As of December 31, 2024, the Company has made payments of $24,000 in cash and issued common shares worth $12,000.

b) Duparquet Project

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023, for a total consideration of:

■	2.5 million First Mining common shares, worth $512,500, were issued upon closing of the transaction;
■	The granting of a 1.5% net smelter return royalty on the property;
■	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at its sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
■

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at its sole discretion, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

On April 24, 2023, the Company announced that through its subsidiary it had sold mining claims (“Cat Lake Claims”) located in Manitoba to Grid Metals Corp. for total consideration of:

■	$300,000 in cash;
■	250,000 common shares of Grid Metals Corp.;
■	NSR 2% royalty on all production sold from the property. Grid Metals Corp may at any time purchase from the Company 50% (for a total of 1.0%) of the royalty by paying $1,000,000 to the Company; and
■

Deferred cash payment of $350,000, when the earlier of (i) the delineation of a 2 million tonnes or greater Mineral Resource on the Cat Lake Claims; and (ii) the date Grid Metals announces a construction decision which will result in the Mineral Resources on the Cat Lake Claims being mined at some point in time as part of an overall mining project.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. MINERAL PROPERTIES (continued)

As of December 31, 2024, the Company increased the provision for environmental remediation activities to $3.0 million (December 31, 2023 - $1.5 million). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the storage area. The Company has been working closely with the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP) and submitted a permit to begin start work in 2025. The environmental remediation estimate is based on the current work plan. The final environmental remediation cost may vary depending on feedback received from MELCCFP and the execution of the work.

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which were credited against the Hope Brook project mineral property balance. On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements. On March 21, 2024, the Company and Big Ridge amended the earn-in agreement by removing the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Gold Project in order to facilitate the Company’s liquidation of its investment position in Big Ridge and generate additional capital (see Note 9). On March 28, 2024, Big Ridge exercised Stage 2 of the amended earn-in requirement by issuing the Company 10,000,000 Big Ridge common shares (initial recognition - $800,000), decreasing the Company’s ownership percentage in the Hope Brook Project from 49% to 20% and reducing the pre-impairment carrying value by $800,000. The Company tested the recoverable amount of the retained project interest; using the Market Approach method to determine the estimated fair value, an impairment loss of $11,955,000 was recognized during the period ended March 31, 2024. See Note 9 below for further details of the investment in Big Ridge.

7. INVESTMENT IN PC GOLD INC.

Pursuant to a definitive Earn-in agreement (“Earn-in”) the Company and FireFly Metals executed on March 12, 2020, comprised of two stages, on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly FireFly Metals obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 FireFly Metals shares and executed the joint venture shareholders agreement. Following the completion of the Stage 1 earn-in by FireFly Metals, the Company’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate. Upon the completion of the Stage 2 earn-in by FireFly Metals in August 2021, the Company’s percentage ownership reduced from 49% to 30%.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at December 31, 2024, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence which requires the investment to be accounted for using equity accounting.

	December 31, 2024	December 31, 2023
Balance, beginning of period	$21,527	$21,572
Equity income/(loss)	-	(45)
Balance, end of period	$21,527	$21,527

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

7. INVESTMENT IN PC GOLD INC. (continued)

The subsequent equity accounting for PC Gold is based on audited results that is publicly available information for the year-ended June 30, 2024, and on the unaudited six-month period ended December 31, 2024.

The $3,974,000 (December 31, 2023 - $4,576,000) liability balance as at December 31, 2024 represents the additional net dilution which would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at December 31, 2024 following completion of the Stage 2 earn-in.

The Company has recorded provision of $151,000 as of December 31, 2024 (December 31, 2023 - $151,000) which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

8. INVESTMENT IN NEXGOLD MINING CORP.

a) NexGold Mining Corp. Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with NexGold under a share purchase agreement (the “NexGold Share Purchase Agreement”), pursuant to which NexGold agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. The only remaining term of the NexGold Share Purchase Agreement is the right by First Mining over certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund. The contingent payments have not been recorded as at December 31, 2024.

b) Equity Accounting Method for Investment in NexGold Mining Corp. and Impairment

The Company previously accounted for its investment using the equity method due to its significant influence over NexGold. On May 6, 2024, the Company announced the disposal of 4,539,000 common shares of NexGold for $988,879 ($998,888 net of transaction costs of $10,009) and recognized equity income of $14,576 ($328,115 net of equity pickups of $313,539), reducing its shareholding from 10.96% to 8.26% of the issued and outstanding common shares. The Company no longer has significant influence over NexGold, (see Note 4) leading to the discontinuation of the equity method of accounting. As a result, the remaining investment balance was reclassified as marketable securities, and an additional gain of $1,116,619 was recognized  in the statement of Net Loss and Comprehensive Net Loss for  the reclassification.

The Company subsequently sold an additional 1,961,000 NexGold shares in May 2024 for $413,949 ($418,252 net of transaction costs of $4,303). As at December 31, 2024, the Company owns approximately 3.4 million common shares of NexGold representing less than 5% of the total issued and outstanding shares.

	December 31, 2024	December 31, 2023
Balance, beginning of the year	$3,269	$5,592
Equity (loss)	(313)	(778)
Impairment of investment in NexGold	-	(1,545)
Disposal of investment in NexGold	(671)
Reclassification of investment to marketable securities	(2,285)	-
Balance, end of the year	$-	$3,269

The equity accounting for NexGold was based on audited results that are publicly available information for the year ended December 31, 2023 and an estimate of results for the period of January 1, 2024 to May 06, 2024. The Company’s share of NexGold’s net loss up to May 6, 2024 was $313,000.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

9. INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook earn-in agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge from 10.8% to 19.5% as of December 31, 2022. In Q3 2023, the Company’s ownership percentage was diluted to 14.1% due to the completion of Big Ridge acquiring Gold Island Inc. through the issuance of shares.

In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence existed, and therefore the Company applied the equity method of accounting until the Company’s disposition of its interest in Big Ridge.

On March 21, 2024, the Company amended the existing earn-in agreement with Big Ridge. Subsequently, Big Ridge completed Stage 2 of the earn-in requirement and issued a total of 10.0 million common shares to the Company with an aggregate fair value of $800,000, increasing the Company’s common share ownership interest in Big Ridge to 18.4% from 14.1% (see Note 6(c)). During the year ended December 31, 2024, the Company completed the sale of 36,500,000 Big Ridge shares for $1,749,845 ($1,825,000 net of transaction costs of $75,155), resulting in a net realized loss of $526,028 (negative $385,027 plus equity pickups of negative $141,001) based on the original cost at initial recognition. The Company no longer holds an equity interest in Big Ridge.

	December 31, 2024	December 31, 2023
Balance, beginning of period	$1,406	$2,119
Equity (loss)	(526)	(149)
Completion of Stage 2 Earn-in	800	-
Dilution losses on Investment	-	(564)
Disposal of investment	(1,680)
Balance, end of period	$-	$1,406

The equity accounting for Big Ridge is based on its audited results, which are publicly available information for the year ended June 30, 2023, along with an estimate result for the period from July 1, 2023 to March 28, 2024, when the amended agreement was signed.

10. PROPERTY AND EQUIPMENT

On April 28, 2023, the Company acquired real and personal property for $800,000 in cash and 1,000,000 common shares of the Company from a private company and individual on the following payment terms:

■	$200,000 cash payable on the closing date and issue 1,000,000 shares (paid).
■	$300,000 cash payable on or before the first anniversary of the closing date (paid).
■	$300,000 cash payable on or before the second anniversary of the closing date.

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining (subsequently adjusted to 32 million common share purchase warrants in accordance with the terms of the Silver Purchase Agreement). Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.374 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately C$32.4 million as at December 31, 2024) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including  implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the Company’s credit spread, historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. SILVER STREAM DERIVATIVE LIABILITY (continued)

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable and the Silver Stream obligation, with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at December 31, 2024 is US$23,917,000 ($34,414,000), which is comprised of the Silver Stream obligation fair value of US$27,706,000 ($39,867,000) less the Advance Payment receivable fair value of US$3,789,000 ($5,453,000). The fair value of the Silver Stream derivative liability as at December 31, 2023 was US$25,930,000 ($34,295,000), which is comprised of the Silver Stream obligation fair value of US$29,470,000 ($38,976,000) less the Advance Payment receivable fair value of US$3,540,000 ($4,681,000).

	December 31, 2024	December 31, 2023
Balance, beginning of the period	$(34,295)	$(27,171)
Change in fair value	119)	(7,124)
Balance, end of the period	$(34,414)	$(34,295)

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Accounts payable	$4,739	$1,844
Accrued liabilities	2,423	2,984
Total	$7,162	$4,828

13. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26,	September 2,	June 23,	June 14,
	2022	2022	2023	2024	Total
Balance, December 31, 2022	$872	$170	$-	$-	$1,042
Settlement of flow-through share premium liability upon incurring eligible expenditures	(872)	(170)	(534)	-	(1,576)
Liability incurred for flow-through share issued June 23, 2023	-	-	1,759	-	1,759
Balance, December 31, 2023	$-	$-	$1,225	$-	$1,225
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	-	(1,225)	(822)	(2,047)
Liability incurred for flow-through share issued June 14, 2024	-	-	-	1,799	1,799
Balance, December 31, 2024	$-	$-	$-	$977	$977

As at December 31, 2024, the Company had $4,197,000 (December 31, 2023 – $3,482,000) of unspent flow-through expenditure commitments, which is required to be spent by December 31, 2025.

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at December 31, 2024: 1,079,863,747 (December 31, 2023 – 916,414,375).

Preferred shares as at December 31, 2024: nil (December 31, 2023 – nil).

Non-Brokered Private Placement Financings

On June 23, 2023, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,000,000 (the “Offering”) which consisted of 18,518,519 flow-through units (the “FT units”) of the Company at a price of $0.27 per FT unit. Each FT unit is consisted of one common share and one half of one common share purchase warrant (the “Warrant”), with each full common share purchase warrant being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period 36 months following the closing date of the Offering. The common shares that comprise the FT units qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “ITA”). An amount of $2,789,000 ($2,916,000 net of issuance costs of $127,000) was recorded in share capital. The Warrants were valued at $324,000 using the relative fair value method, and the remaining $1,759,000 represents the implied premium, was recorded as a flow-through share premium liability (See Note 13). The fair value of warrants is determined using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.27 per share; time to expiration – 3 years; risk-free rate at 3.74% per annum and volatility rate at 48.33%.

On December 7, 2023, the Company completed a non-brokered private placement financing (the “December Offering”), raising total gross proceeds of $10,833,000 across two tranches of the offering. The Company issued 86,661,000 units of common shares at a price of $0.125 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 prior to the expiry date. An amount of $9,378,000 ($9,767,000 net of issuance costs of $389,075) was recorded in share capital. The Warrants were valued at $1,065,000 using the relative fair value method. The fair value of warrants is determined using the Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; time to expiration – 3 years; risk-free rate at 3.59% per annum and volatility rate at 48.69%.

On June 14, 2024, the Company completed a non-brokered private placement raising aggregate gross proceeds of $6,950,000  which consisted of 31,212,121 common shares that qualify as “flow-through shares” (the “FT Share”) for the purposes of the ITA at a price of $0.165 per FT Share, and 10,000,000 common shares that qualify as “flow-through shares” for the purposes of the ITA and the Taxation Act (Quebec) (the “Quebec FT Shares”) at a price of $0.18 per Quebec FT Share. An amount of $4,741,000 ($5,152,000 net of issuance costs of $411,000) was recorded in share capital, and $1,798,000, representing the implied premium, was recorded as a flow-through share premium liability (See Note 13).

On October 10, 2024, the Company closed a non-brokered private placement raising aggregate gross proceeds of $7,353,000 (the “October Offering”) which consisted of 54,463,706 units of the Company (the “October Units” at a price of $0.135 per October Unit. In connection with the October Offering, the Company paid issuance costs of $149,000 in cash. Each October Unit consists of one common share of the Company and one-half of one common share purchase warrant (the “October Warrant”). Each October Warrant entitles the holder to acquire one common share of the Company (the “Warrant Share”) at an exercise price of $0.20 per Warrant Share at any time prior to the date which is 36 months following the closing date of the October Offering. The October Warrants were valued at $813,000 ($830,000 net of issuance costs of $17,000) of using the relative fair value method. The fair value of warrants was determined using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; time to expiration – 3 years; risk-free rate at 3.11% per annum and volatility rate at 53.66%.

24

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. SHARE CAPITAL (continued)

Bought Deal Financing

On September 26, 2024, the Company completed a bought deal public Offering (the “September Offering”). Pursuant to the September Offering, the Company raised aggregate gross proceeds of $8,050,000 which consisted of 59,629,800 units (the “Bought Deal Units”) of the Company at a price of $0.135 per Bought Deal Unit. In connection with the September Offering, the Company incurred issuance costs of $887,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consisted of one common share and one half of one common share purchase warrant (the “Bought Deal Warrant”), with each full common share purchase Bought Deal Warrant being exercisable to acquire one additional common share of the Company at an exercise price of $0.20 for a period 36 months following the closing date of the September Offering. An amount of $6,330,000 ($7,114,000 net of issuance costs of $784,000) was recorded in share capital. The Bought Deal Warrants were assigned a relative fair value of $833,000 ($936,000 net of allocated share issuance costs of $103,000) using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; an expected life of 3.0 years; risk-free interest rate of 2.90% per annum; volatility rate at 53.61%, share price assumption of $0.135 and dividend yield of 0%.

c) Warrants

The movements in warrants during the year ended December 31, 2024 and 2023 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2022	50,347,237	$0.35
Warrants expired	(18,297,009)	0.31
Warrants issued	52,589,759	0.21
Balance as at December 31, 2023	84,639,987	$0.27
Warrants issued	57,046,753	0.20
Balance as at December 31, 2024	141,686,740	$0.24

The following table summarizes information about warrants outstanding as at December 31, 2024:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.200	100,377,253	$0.20	2.39
$0.270	9,259,259	$0.27	1.47
$0.374	32,050,228	$0.37	0.50
	141,686,740	$0.24	1.90

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the year ended December 31, 2024 and 2023 are summarized as follows:

25

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. SHARE CAPITAL (continued)

	Number	Weighted average exercise price
Balance as at December 31, 2022	46,372,500	$0.37
Options granted	16,960,000	0.19
Options expired	(16,517,500)	0.44
Options forfeited	(1,755,000)	0.23
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,907,500	0.12
Options expired	(11,500,000)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at December 31, 2024	58,467,500	$0.20

The following table summarizes information about the stock options outstanding as at December 31, 2024:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
0.10 - 0.18	26,482,500	$0.12	4.11	13,235,000	$0.12	4.10
0.185 - 0.25	16,210,000	$0.20	2.61	16,210,000	$0.20	2.61
0.26 - 0.50	15,775,000	$0.33	1.67	15,775,000	$0.33	1.67
	58,467,500	$0.20	3.03	45,220,000	$0.22	2.72

During the year ended December 31, 2024, there were 26,907,500 (December 31, 2023 - 16,960,000) stock options granted with an aggregate fair value at the date of grant of $ $1,521,000 (December 31, 2023 - $1,695,000). As at December 31, 2024, 13,247,500 (December 31, 2023 - 8,348,750) stock options remain unvested with an aggregate grant date fair value of $752,000 (December 31, 2023 - $833,300).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. For the year ended December 31, 2024, share-based payments expense is comprised of stock options $1,387,000, restricted share units (“RSUs”) $466,000, deferred share units (“DSUs”) $47,000, and performance share units (“PSUs”) $416,000, and are classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2024	2023
General and administration	$936	$1,170
Exploration and evaluation	17	56
Investor relations and marketing communications	254	121
Corporate development and due diligence	412	245
Subtotal	$1,619	$1,592
Statements of Financial Position:
Mineral Properties	697	892
Total	$2,316	$2,484

26

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. SHARE CAPITAL (continued)

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended December 31,
	2024	2023
Risk-free interest rate	3.50%	3.25%
Share price at grant date (in dollars)	$0.12	$0.19
Exercise price (in dollars)	$0.12	$0.19
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	57.20%	65.06%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the year ended December 31, 2024, the Company granted 8,422,115 (December 31, 2023 – 2,817,045) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the year ended December 31, 2024, the Company issued 1,094,168 (December 31, 2023 – 763,330) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $274,000 (December 31, 2023 - $250,000).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the year ended December 31, 2024 and 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,890,002	$0.31
RSUs granted	2,817,045	0.18
RSUs settled	(763,330)	0.33
RSUs forfeited	(330,002)	0.30
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(1,094,168)	0.25
RSUs forfeited	(1,261,213)	0.18
Balance as at December 31, 2024	9,680,449	$0.12

27

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. SHARE CAPITAL (continued)

f) Deferred Share Units

During the year ended December 31, 2024, the company granted 400,000 (December 31, 2023 – 450,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2022	659,000	$0.30
DSUs granted	450,000	0.18
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at December 31, 2024	1,509,000	$0.21

g) Performance Share Units

During year ended December 31, 2024, the Company granted 5,650,000  (December 31, 2023 – 4,900,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company. The following table summarizes the changes in PSUs for the year ended December 31, 2024 and 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,913,000	$0.24
PSUs granted	4,900,000	0.22
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at December 31, 2024	10,466,000	$0.16

28

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

15. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the year ended December 31, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$236	$253	$13	$7	$509
Consultants	351	25		114	490
Depreciation (non-cash)	156	330	-	-	486
Directors’ fees	305	-	-	-	305
Marketing and conferences	7	15	820	4	846
Professional fees	441	-	-	-	441
Salaries	2,029	146	381	198	2,754
Share-based payments (non-cash) (Note 14)	936	17	254	412	1,619
Transfer agent and filing fees	174	-	16	-	190
Travel and accommodation	37	8	56	48	149
Operating expenses total	$4,673	$794	$1,540	$783	$7,790
Impairment of non-current asset (non-cash)	-	-	-	-	11,955
Loss from operational activities	$4,673	$794	$1,540	$783	$19,745

	For the year ended December 31, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$259	$159	$15	$16	$449
Consultants	344	31	-	130	505
Depreciation (non-cash)	299	180	-	-	479
Directors fees	305	-	-	-	305
Investor relations and marketing communications	-	7	646	7	660
Professional fees	1,008	-	1	72	1,081
Salaries	1,694	323	377	225	2,619
Share-based payments (non-cash) (Note 14)	1,170	56	121	245	1,592
Transfer agent and filing fees	154	-	43	-	197
Travel and accommodation	47	31	76	13	167
Operating expenses total	$5,280	$787	$1,279	$708	$8,054
Impairment of non-current assets (non-cash)	-	-	-	-	1,545
Loss from operational activities	$5,280	$787	$1,279	$708	$9,599

29

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

16. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2024 and 2023 are all allocated in Canada: $279,793,000 (December 31, 2023 - $272,718,000).

17. INCOME TAXES

	Year ended December 31, 2024	Year ended December 31, 2023
Net loss before income tax	$17,361	$8,612
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	4,687	2,325
Tax effect of:
Permanent differences and other	(1,855)	1,627
Impact of Investment in Big Ridge Gold Corp.	(3,188)	(314)
Flow-though eligible expenditures	(1,400)	(884)
Share issue costs	151	149
Difference in tax rates in foreign jurisdictions	(2)	32
Flow-through share premium liability	2,047	1,576
Changes in unrecognized deferred tax assets	1,758	(2,831)
Other	(151)	(104)
Income tax recovery	$2,047	$1,576

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and the same taxation authority.

Recognized deferred income tax assets (liabilities) are arising from:

	December 31, 2024	December 31, 2023
Non-capital loss carryforwards	$6,934	$4,607
Mineral properties	(11,374)	(4,715)
Other	(125)	(38)
Silver stream derivative liability	4,565	-
Property and equipment	-	146
Total	$-	$-

30

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

17.  INCOME TAXES (continued)

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31, 2024	December 31, 2023
Non-capital loss carryforwards	$62,746	$55,676
Investment in Treasury Metals	-	32,731
Investment in PC Gold	14,473	14,473
Investment in Big Ridge	-	2,954
Silver Stream derivative liability	-	17,109
Investment tax credits	5,236	5,209
Other	25,594	1,994
Undeducted financing costs	886	1,049
Property and equipment	2,584	1,330
Mineral properties	478	41
Capital loss carryforwards	41,861	28,144
Total	$153,858	$160,710

As at December 31, 2024, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $88,904,000 (December 31, 2023 - $72,997,000) which expire between the years 2025 and 2044, unrecognized Canadian capital loss carryforwards of approximately $41,861,000 (December 31, 2023- $28,144,000) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,236,000 (December 31, 2023 - $5,209,000) which expire between the years 2026 and 2034.

18. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company consists of the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the year ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,
Service or Item	2024	2023
Directors’ fees	$305	$305
Salaries and consultants’ fees	1,715	2,084
Share-based payments (non-cash)	1,708	1,827
Total	$3,728	$4,216

31

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

19. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2024, the significant non-cash investing and financing transactions were as follows:

•	641,026 common shares issued with a value of $75,000 on the date of issuance for the acquisition of the Swain Post property;
•	978,130 common shares issued with a value of $155,000 for the amended earn-in agreement of Whitefish’s Swain Lake project (See Note 6 (a));
•	1,290,045 common shares issued with a value of $175,000 in connection with option agreement for acquisition of the Vixen properties (See Note 6 (a)); and
•	250,000 common shares issued with a value of $33,750 for the Pelangio amended earn-in agreement for acquisition of the Birch Lake properties (See Note 6 (a)).

During the year ended December 31, 2023, the significant non-cash investing and financing transactions were as follows:

•	2,500,000 common shares issued with a value of $512,500 for the acquisition of Porcupine East property;
•	2,000,000 common shares issued with a value of $440,000 for the acquisition of the net assets of a private company associated with Birch Lake and Casummit Lake properties (See Note 6(a));
•	2,445,257 common shares issued with a value of $385,000 in connection with earn-in payments for various property interests;
•	1,000,000 common shares issued for the purchase of real and personal property (See Note 10);
•	Received 1,598,162 common shares from Elemental Atlus Royalties Corp worth $2,000,000 in connection with the sale of non-core royalty portfolio (Note 6(a));
•	Received 250,000 common shares from Grid Metals Corp worth of $35,000; and
•	Received 1,250,000 common shares from Patriot Lithium Limited for the sale of mining claims in Ontario Canada.

20. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, marketable securities, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2024 and was therefore considered to be Level 1.

32

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

20. FAIR VALUE (continued)

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

The fair value of the Option – Pickle Crow Gold Project as at December 31, 2024, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 6% increase in volatility, a 24% increase in the forward curve, and a 24% increase in the spot rate as of December 31, 2024, compared to December 31, 2023.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	December 31, 2024				December 31, 2023
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable Securities (Note 4)	$2,388	$2,388	$-	$-	$263	$263	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 11)	$34,414	$-	$-	$34,414	$34,295	$-	$-	$34,295
Option – PC Gold (Note 7)	$3,974	$-	$-	$3,974	$4,576	$-	$-	$4,576

21. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2024, other comprehensive income (loss) for the year ended December 31, 2024 would have decreased or increased, respectively, by approximately $239,000 (December 31, 2023 – $26,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to financial risk related to fluctuation of foreign exchange rates. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents. As at December 31, 2024, the Company held USD denominated cash and cash equivalents of $2,728,000 (December 31, 2023 - $3,139,000).  The Company has not hedged its exposure to currency fluctuations.

	Year ended December 31,
	2024	2023
Cash, cash equivalents	$2,728	$3,139
Net exposure	$2,728	$3,139
Effect of +/- 10% change in currency	$273	$314

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by seeking to optimize the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability. The Company’s net loss would have increased or decreased by approximately $3,441,000 if the commodity price had been 10% higher or lower as at December 31, 2024.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

34

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to try to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations (See Note 1).

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2024 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$7,162	$7,162	$7,162	$-	$-	$-
Other liabilities	476	600	400	200
Lease liability	221	261	66	195	-	-
Total	$7,859	$8,023	$7,628	$395	$-	$-

As at December 31, 2024, the Company held cash and cash equivalents of $11,351,000 (December 31, 2023 - $12,211,000).

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. In the management of capital, the Company includes the components of shareholders’ equity. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

22. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2024, the Company granted the following incentive grants:

Stock Options

The Company granted 17,800,000 stock options to Directors, Officers, employees and consultants of the Company under the terms of its share-based compensation plan. The stock options have a weighted average exercise price of $0.125 per share and are exercisable for a period of five years from grant date.

RSUs

The Company granted 7,756,955 RSUs to Officers and employees of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over a three-year period and will be settled in equity upon vesting. In February 2025, the Company issued 1,078,130 common shares pursuant to the exercise of RSUs for an aggregate settlement value of $115,000.

PSUs

The Company granted 3,600,000 PSUs to Officers and Vice Presidents of the Company under the terms of its share-based compensation plan. The awards vest over a three-year period and will be settled in equity upon vesting. The amount of shares ultimately to be issued will vary and it is dependent on the Company’s share performance as compared to the share performance of a selected group of peer companies.

35

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

22. SUBSEQUENT EVENTS (continued)

DSUs

The Company grants 400,000 DSUs to a Director of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

b)	Subsequent to December 31, 2024, 2,500,000 stock options expired at a weighted average exercise price of $0.25.

c)

On March 28, 2025, the Company announced that it has received the final payment of US$5 million from First Majestic in connection with the silver stream that First Majestic has with the Company’s Springpole Project. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”), such that the Tranche 3 payment would be for US$5 million in cash.

As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. Pursuant to the Amending Agreement, the exercise price of the Warrants has been revised to $0.20, and the expiry date of the Warrants has been extended to March 31, 2028. In addition, if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

36